UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-14974

1, rue Jeanne d'Arc

92130 Issy-les-Moulineaux

France

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: July 27, 2010	Title:	General Secretary

PRESS RELEASE

Technicolor Receives a Binding Offer from Francisco Partners for Grass Valley Broadcast Business

Paris (France), July 26, 2010 – Further to discussions started in May, Technicolor (Euronext Paris: 18453; NYSE: TCH) has received a fully documented binding offer from Francisco Partners for the acquisition of the Grass Valley Broadcast business. This disposal process contributes to the strategic refocus around its content creators and network service providers customer base, initiated by the Group in 2009.

As announced early 2010, the Grass Valley perimeter has been reorganized in three distinct activities: broadcast, transmission and head-end, and is undergoing a social restructuring launched end of March 2010. The Broadcast activity provides professional equipment and related services to broadcasters and teleproduction companies. With 1,457 employees (as of 30 June 2010) operating in 23 countries, this activity recorded revenues of about 272 million Euros in 2009 and an operating loss of about 52 million Euros, and consumed about 49 million Euros of cash (excluding changes in working capital). In 2009, the Broadcast activity accounted for 72% of the total Grass Valley perimeter revenues and 59% of the operating loss.

Key Elements of the Offer

•

The scope of the offer includes all assets and employees of the Grass Valley Broadcast business. It also includes the transfer of patents and a license agreement related to the professional broadcast equipment field of use. Retirement liabilities related to the active employees included in the perimeter of the sale will be transferred to the buyer.

•

The offer values the Broadcast business at 100 million US Dollars.

•

The offer made by Francisco Partners comprises the following:

o

A 80 million US Dollars promissory note issued to Technicolor with a six-year maturity and bearing a capitalized interest of 5% per year. The amount of the note represents the value of the business minus the present value of retirement liabilities transferred.

o

The transfer by Technicolor of a net amount of 20 millions Euros of cash required for the ongoing management of the activity.

o

The right for Technicolor to receive additional consideration from the buyer based on the potential future remuneration of the new owners of the disposed entity.

•

Based on the book value of the assets, the Group expects to register a loss for this disposal in his 2010 financial statements.

•

Given the structure of the offer, Technicolor will not receive cash proceeds from this disposal which can be applied to the company’s Disposal Proceeds Notes.

The transaction is expected to close before the end of 2010, subject to the relevant customary regulatory administrative approvals and consultations.

“This binding offer is a key step in the largest of the disposals we decided to make as part of the strategic refocus of our activity portfolio. This will clarify and solidify our financial profile. This is also positive news for Grass Valley Broadcast employees and customers who will benefit from the engagement of a new shareholder recognized as a leader in technology-based businesses.” said Stéphane Rougeot, Chief Financial Officer of Technicolor.

On July 29 at the time of its H1 results presentation, Technicolor will provide an update on the other disposals relevant to the strategic refocus of the Group.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com